Exhibit 3 Maher Al-Haffar - CFO Casa Vargas, Queretaro, MexicoExhibit 3 Maher Al-Haffar - CFO Casa Vargas, Queretaro, Mexico

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,”“predict,”“potential,” “target,”“strategy,”“intend,”“aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our perpetual debentures; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our“OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiariesThis presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,”“predict,”“potential,” “target,”“strategy,”“intend,”“aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our perpetual debentures; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our“OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Our building blocks for shareholder value creation Lower ▪Achieve and maintain investment grade rating WACC Increase ▪FCF to EBITDA conversion rate >50% in medium term FCF Improve ▪Improve total shareholder return valuation Continued ▪Strategic bolt-on and margin enhancement investments growth 3Our building blocks for shareholder value creation Lower ▪Achieve and maintain investment grade rating WACC Increase ▪FCF to EBITDA conversion rate >50% in medium term FCF Improve ▪Improve total shareholder return valuation Continued ▪Strategic bolt-on and margin enhancement investments growth 3

Inflection point in our results and capital structure

Cemex
Building a better future

Key 2021 actions

- Liability Management
- Subordinated debt
- Enhanced FCF generation
- Asset sales

- Reduce net debt by ~$2.0 B in 2021
- Lower our average cost of capital
- Reduce full-year interest expense by ~$120M
- Extend average life of debt to ~6 years
- Improve FCF / EBITDA conversion rate

4

CEMEX DAY 2021

Accelerating glide path towards investment grade rating Facilities Agreement Leverage 4.1x 1.1x – 1.3x ’21 + ‘22 0.8x 1 2.2x – 2.0x debt reduction EBITDA 2 growth 2020 2022 1) Considers $1.7 - $2.2 B debt reduction and $1.0 B reduction from subordinated debt during the period for illustrative purposes 5 2) Considers EBITDA growth of 10% over 2021 guidance of $3.1 BAccelerating glide path towards investment grade rating Facilities Agreement Leverage 4.1x 1.1x – 1.3x ’21 + ‘22 0.8x 1 2.2x – 2.0x debt reduction EBITDA 2 growth 2020 2022 1) Considers $1.7 - $2.2 B debt reduction and $1.0 B reduction from subordinated debt during the period for illustrative purposes 5 2) Considers EBITDA growth of 10% over 2021 guidance of $3.1 B

Comfortable runway to next maturities Amounts in bars in billions of USD Bank debt Bonds Leases 1.9 1.4 1.1 1.1 1.1 0.9 0.6 0.6 0.3 0.3 0.1 21 22 23 24 25 26 27 28 29 30 ≥31 Note: Pro-forma debt profile as of March 31, 2021 excluding subordinated debt, giving pro-forma effect to the prepayment of $369M of bank debt in May, redemption of $321M 6 of 5.70% notes due 2025, €450M of 2.75% notes due 2024 and $449M of perpetual notesComfortable runway to next maturities Amounts in bars in billions of USD Bank debt Bonds Leases 1.9 1.4 1.1 1.1 1.1 0.9 0.6 0.6 0.3 0.3 0.1 21 22 23 24 25 26 27 28 29 30 ≥31 Note: Pro-forma debt profile as of March 31, 2021 excluding subordinated debt, giving pro-forma effect to the prepayment of $369M of bank debt in May, redemption of $321M 6 of 5.70% notes due 2025, €450M of 2.75% notes due 2024 and $449M of perpetual notes

Accelerating capital efficiency Return on Capital Employed ~9.0% ~8.5% 5.4% 2020 2021 2022 Return on Capital Employed for 2021 excludes the sale of CO credits for ~$600 M 7 2Accelerating capital efficiency Return on Capital Employed ~9.0% ~8.5% 5.4% 2020 2021 2022 Return on Capital Employed for 2021 excludes the sale of CO credits for ~$600 M 7 2

Accelerating capital efficiency Return on Capital Employed (excluding goodwill) ~15.5% ~15.0% 10.9% 2020 2021 2022 Return on Capital Employed for 2021 excludes the sale of CO credits for ~$600 M 8 2Accelerating capital efficiency Return on Capital Employed (excluding goodwill) ~15.5% ~15.0% 10.9% 2020 2021 2022 Return on Capital Employed for 2021 excludes the sale of CO credits for ~$600 M 8 2

▪ Maintain prudent financial policy that supports growth What to expect ▪ Reach and maintain investment grade rating Our path forward ▪ Continue reducing our average cost of capital ▪ Sustained dividend policy in the short term 9▪ Maintain prudent financial policy that supports growth What to expect ▪ Reach and maintain investment grade rating Our path forward ▪ Continue reducing our average cost of capital ▪ Sustained dividend policy in the short term 9

Maher Al-Haffar - CFO Casa Vargas, Queretaro, MexicoMaher Al-Haffar - CFO Casa Vargas, Queretaro, Mexico